**FAIR WIND SECRETARIAL SERVICES LIMITED**
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk



Our Ref.: S/7911/94 LTO/kk



16 JUL 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.



Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 15th July, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.



c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dlw 8/5

South China Morning Post (16/7/2003) File No.82-4177





華潤創業有限公司

**China Resources Enterprise, Limited**

*(Incorporated in Hong Kong with limited liability)*

**Results of the extraordinary general meeting in respect of the acquisition by and the approval of the share option scheme adopted for**



華潤水泥控股有限公司

**China Resources Cement Holdings Limited**

*(Incorporated in the Cayman Islands with limited liability)*

**Financial advisor to China Resources Enterprise, Limited**
**and**
**Sponsor to China Resources Cement Holdings Limited**

**ANGLO CHINESE**
**CORPORATE FINANCE, LIMITED**

The board of directors of China Resources Enterprise, Limited is pleased to announce that at the extraordinary general meeting held on 15th July, 2003, the resolutions as set out in the notice of the extraordinary general meeting contained in the circular of China Resources Enterprise dated 26th June, 2003 were duly passed.

The board of directors of China Resources Enterprise has, subsequent to the extraordinary general meeting, declared a special interim dividend to be effected by way of a distribution in specie of shares in China Resources Cement Holdings Limited to China Resources Enterprise's shareholders whose names appear on the register of members of China Resources Enterprise on 15th July, 2003.

Completion of the acquisition is expected to take place on 22nd July, 2003.

Shareholders and investors should note that the listing of, and permission to deal in, the China Resources Cement shares will be subject to the approval from the Stock Exchange and there is no assurance that listing approval will be granted. Accordingly, shareholders should exercise caution when dealing in China Resources Enterprise shares.

## INTRODUCTION

Reference is made to the announcements dated 26th March, 2003, 17th April, 2003, 25th June, 2003 and the circular dated 26th June, 2003 of China Resources Enterprise, Limited. Unless the context otherwise requires, terms used in this announcement shall have the same meanings as defined in the said circular.

## RESULT OF EXTRAORDINARY GENERAL MEETING

The board of directors of China Resources Enterprise is pleased to announce that at the extraordinary general meeting held on 15th July, 2003, the resolutions in respect of the acquisition and the approval of the proposed option scheme as set out in the notice of the extraordinary general meeting contained in the circular of China Resources Enterprise dated 26th June, 2003 were duly passed. Completion of the acquisition is expected to take place on 22nd July, 2003, at which time, an aggregate of 154,755,000 China Resources Cement shares will be issued to China Resources Holdings under the acquisition.

## DECLARATION OF SPECIAL INTERIM DIVIDEND

The board of directors of China Resources Enterprise has, subsequent to the extraordinary general meeting, declared a special interim dividend to be effected by way of distribution in specie of the China Resources Cement shares to the China Resources Enterprise shareholders whose names appear on the register of members on 15th July, 2003, on the basis of one China Resources Cement share for every ten China Resources Enterprise shares held, rounded down to the nearest whole number. An aggregate of 208,052,461 China Resources Cement shares were being distributed to the China Resources Enterprise shareholders as at the close of business on 15th July, 2003 under the distribution.

To determine entitlements to the special interim dividend, the register of members of China Resources Enterprise was closed during the period from 12th July, 2003 to 15th July, 2003, both days inclusive. Register of members of China Resources Enterprise will reopen on Wednesday, 16th July, 2003. Share certificates of the China Resources Cement shares are expected to be despatched to the China Resources Enterprise shareholders on or about Thursday, 24th July, 2003. Subject to the approval from the Stock Exchange, dealings of the China Resources Cement shares are expected to commence on Tuesday, 29th July, 2003.

## GENERAL

Shareholders and investors should note that the listing of, and permission to deal in, the China Resources Cement shares will be subject to approval from the Stock Exchange and there is no assurance that listing approval will be granted. Accordingly, shareholders should exercise caution when dealing in China Resources Enterprise shares.

By order of the board
**Ning Gaoning**